SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of the Securities Exchange Act of 1934


                            FIVE STAR PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                            FIVE STAR PRODUCTS, INC.

                      (Names of Filing Persons (Offerors))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    33831M107
                      (CUSIP Number of Class of Securities)

                               Andrea Kantor, Esq.
                       Vice President and General Counsel
                            Five Star Products, Inc.
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                   Communications on Behalf of Filing Persons)

                                    Copy To:
                            Michael D. Schwamm, Esq.
                                Duane Morris LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1000

                            CALCULATION OF FILING FEE
--------------------- --------------------------------------------------------
      Transaction Valuation*                            Amount of Filing Fee
------------------------------------------------------------------------------
------------------------------------------------------------------------------

          $1,050,000                                        $133.04

------------------------------------------------------------------------------

* For purposes of calculating Amount of Filing Fee only. The amount assumes the purchase of 5,000,000 shares of common stock, par value $0.01 per share of Five Star Products, Inc. at a price per share of $0.21 in cash

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:  N/A          Form or Registration No.:  N/A

           Filing Party:  N/A                        Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]   third-party tender offer subject to Rule 14d-1.

         [X]   issuer tender-offer subject to Rule 13e-4.

         [ ]   going private transaction subject to Rule 13e-3.

         [ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Five Star Products, Inc., a Delaware corporation (the "Company"), to purchase up to 5,000,000 of its common shares, par value $0.01 per share . The Company is offering to purchase these shares at a price of $0.21 per share, net to the seller in cash, without interest. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The issuer of the securities to which this Schedule TO relates is Five Star Products, Inc., a Delaware corporation, and the address of its principal executive office and its mailing address is 777 Westchester Avenue, White Plains, New York 10604.

         (b) This Schedule TO relates to the offer by the Company to purchase up to 5,000,000 (or such lesser number of shares as are properly tendered) of its common shares, par value $0.01 per (the "Shares"), 16,937,367 of which Shares were outstanding as of January 22, 2004.

         (c) The information set forth in "Summary" and "Section 8. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Filing Person to which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

         (b) The business address of each of the Company's directors and executive officers is 777 Westchester Avenue, White Plains, New York 10604. The names and titles are set forth below:

            Jerome I. Feldman, Chairman of the Board
            Charles Dawson, President and Director
            Bruce Sherman, Executive Vice President, Sales and Director Steven Schilit, Executive Vice President, and Chief Operating
                 Officer and Director
            Joseph Leven, Vice President
            John Moran, Director
            Carll Tucker, Director

         The Company is a majority-owned subsidiary of GP Strategies Corporation and as such may be deemed to control the Company. The business address of each of the directors and executive officers of GP Strategies Corporation is 777 Westchester Avenue, White Plains, New York 10604. The names and titles are set forth below:

            Jerome I. Feldman, Chairman and Chief Executive Officer
            Scott N. Greenberg, President, Chief Financial Officer and Director Douglas E. Sharp, President, General Physics Corporation
            Andrea D. Kantor, Vice President and General Counsel
            Harvey P. Eisen, Director
            Marshall S. Geller, Director
            Roald Hoffmann, Director
            Bernard M. Kauderer, Director
            Mark A. Radzik, Director
            Ogden R. Reid, Director
            Gordon Smale, Director

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary" and "Section 1. Number of Shares; Price; Priority of Purchase," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights,", "Section 5. Purchase of Shares and Payment of Purchase Price," "Section 6. Conditional Tender Procedures," "Section
9. Source and Amount of Funds," "Section 7. Conditions of Our Offer," "Section
11. Information About Our Shares; Interests of Directors and Executive Officers and GP Strategies; Transactions and Arrangements Concerning Shares," "Section
13. Federal Income Tax Consequences," and "Section 14. Extension of Our Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

         (b) The Company's directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. GP Strategies Corporation, the holder of approximately 54% of the Shares has advised the Company that it does not intend to tender any of its Shares. The information set forth in "Section 3. Procedures for Tendering Shares" and "Section 11. Information About Our Shares; Interests of Directors and Executive Officers and GP Strategies; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in "Section 10. Information About Us" and "Section 11. Information About Our Shares; Interests of Directors and Executive Officers and GP Strategies; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) The information set forth in "Section 2. "Purpose of and Reasons for the Offer." and "Section 11. Information About Our Shares; Interests of Directors and Executive Officers and GP Strategies; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Section 7. Conditions of Our Offer" and "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Section 11. Information about our Shares; Interests of Directors and Executive Officers and GP Strategies; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a)-(b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)-(b) None.

ITEM 12.  EXHIBITS.

         (a)(1)(i) Offer to Purchase, dated February 6, 2004..

         (a)(1)(ii) Letter of Transmittal, including Certification of Taxpayer Identification Number on Form W-9.

         (a)(1)(iii) Notice of Guaranteed Delivery.

         (a)(1)(iv) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a)(1)(vi) Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies.

         (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(1)(viii) Letter to Stockholders of Company, dated February 6, 2004 from Charles Dawson, President of the Company.

         (a)(1)(ix) Press Release, dated February 6, 2004, issued by the
Company.

         (b) None.

         (c) None.

         (d) Agreement, dated as of January 22, 2004, between the Company and GP Strategies.

         (e) None.

         (f) None

         (g) None.

         (h) None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2004

                                                     FIVE STAR PRODUCTS, INC.


                                                     By: Charles Dawson
                                                         President

                                  EXHIBIT INDEX
                               (Item 12 Exhibits)




Exhibit
Number            Exhibit Name


99(a)(1)(i)     Offer to Purchase, dated February 6, 2004.

99(a)(1)(ii)    Letter of Transmittal, including Certification of Taxpayer
                Identification Number on Form W-9.

99(a)(1)(iii)   Notice of Guaranteed Delivery.

99(a)(1)(iv)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
                Nominees.

99(a)(1)(v)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                Companies and Other Nominees.

99(a)(1)(vi)    Instruction Form for Shares Held by Brokers, Dealers, Commercial
                Banks and Trust Companies.

99(a)(1)(vii)   Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.

99(a)(1)(viii)  Letter to Stockholders of Company, dated February 6, 2004 from
                Charles Dawson, President of the Company.

99(a)(1)(ix)    Press Release. dated February 6, 2002, issued by the Company.

99(d) Agreement, dated as of January 22, 2004, between the Company and GP Strategies.